

March 5, 2009

Mr. Hirokazu Nara
Managing Director, Kubota Corporation
2-47 Shikitsuhigashi 1-Chome
Naniwa-Ku
Osaka, Japan 556-8601

Re: **Kubota Corporation**
            Form 20-F for the year ended March 31, 2008
            File No. 1-07294

Dear Mr. Nara:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

     If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or to the undersigned at (202) 551-3768.

                  Sincerely,

                  John Cash
                  Branch Chief